SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

for the period ended April, 2015

BP p.l.c.
(Translation of registrant's name into English)

1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
(Address of principal executive offices)

Indicate  by check mark  whether the  registrant  files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F        |X|          Form 40-F
     ---------------               ----------------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby  furnishing  the  information to the
Commission  pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
     1934.

Yes                            No        |X|
      ---------------           ----------------

press release

28 April 2015

BP first quarter 2015 results

• Underlying replacement cost profit 20% down on year earlier, 15% higher than previous quarter

• Focus on rebalancing BP - resetting capital expenditure, managing cost, delivering divestments

BP today reported its results for first quarter of 2015. Underlying replacement cost profit1 for the quarter was $2.6 billion compared with $3.2 billion for the same period in 2014 and $2.2 billion for the fourth quarter of 2014.

"We are resetting and rebalancing BP to meet the challenges of a possible period of sustained lower prices. Our results today reflect both this weaker environment and the actions we are taking in response," said Bob Dudley, BP group chief executive. "We are continuing to progress our planned divestment programme, we are resetting our level of capital spending, and we are addressing costs through focusing on simplification and efficiency throughout BP."

Oil and gas prices in the quarter were sharply lower than a year earlier. Brent crude averaged $54 per barrel compared with $108 in 1Q 2014. This was the lowest quarterly average Brent price since 1Q 2009. The Henry Hub gas marker price averaged $2.99 per million British Thermal Units, 40% lower than a year earlier.

BP remains on track to divest a further $10 billion of assets by the end of 2015. This total has now reached $7.1 billion, including the agreement to sell BP's interest in the CATS business in the UK North Sea, announced last week.

Organic capital expenditure in the first quarter was $4.4 billion and Dudley confirmed BP's reset expectation of $20 billion total organic capital expenditure for 2015.  "We will also look to take advantage of any opportunities presented by the lower price environment to further reduce capital expenditure or costs," he added.

Operating cash flow for the quarter was $1.9 billion compared with $8.2 billion a year earlier. The quarter's operating cash flow included a working capital build of $2.5 billion. At the end of the quarter BP's net debt was $25.1 billion, equivalent to a gearing level of 18.4%.

BP today announced a stable quarterly dividend of 10 cents per ordinary share, expected to be paid in June. Dudley said: "The dividend is the first priority within our financial framework and the board is committed to maintaining it, as we have today. We can sustain this by successfully resetting our capital and cost base and rebalancing our sources and uses of cash in the prevailing oil price environment. We will continue to review progress on this as we move through the year."

BP's Upstream segment reported underlying pre-tax replacement cost profit of $0.6 billion for the first quarter of 2015 compared with $4.4 billion for 1Q 2014.  The result included a $545 million loss for BP's US Upstream business.

As expected, the Upstream result was significantly affected by lower oil and gas prices as well as weaker gas marketing and trading and $375 million costs associated with the cancellation of contracts for two deepwater rigs in the Gulf of Mexico no longer required for BP's reset drilling programme. This was partly offset by the positive impacts of higher oil and gas production, lower exploration write-offs, and also cost benefits from simplification and efficiency work throughout the segment.

Overall Group oil and gas production, including Russia2, was 3.3 million barrels of oil equivalent a day (mmboe/d). Excluding Russia, reported Upstream production of 2.3 mmboe/d was 8.3% higher than a year earlier and underlying production3 3.7% higher. Production increases were primarily due to the ramp up of production from new projects in key regions.

Underlying pre-tax replacement cost profit for BP's Downstream segment was $2.2 billion for the quarter, compared with $1.0 billion in 1Q 2014. The result reflects the stronger overall refining environment, increased refining optimisation and production, and improved marketing performance. There was also a stronger contribution from supply and trading than a year earlier. Simplification and efficiency programmes also contributed to lower costs in the Downstream.

Estimated underlying net income from Rosneft2 was $183 million compared with $270 million in 1Q 2014.

BP's first quarter result included a one-off, non-cash, deferred tax credit as a result of the reduction in the rate of the UK North Sea supplementary charge, announced in March; the opposite effect was reported in 2011 when the supplementary charge was increased.

The quarter's result also included a further $215 million non-operating restructuring charge; bringing total restructuring charges to $648 million compared with an estimated total of $1.0 billion BP expects to take before the end of 2015.

In the first quarter BP announced the Atoll gas discovery and also signed final agreements for the major $12 billion West Nile Delta gas project, both offshore Egypt. The new advanced technology purified terephthalic acid (PTA) plant in Zhuhai, China - which will add over one million tonnes a year of PTA capacity with an advantaged cost position - started up in March.

At the end of the quarter the total cumulative pre-tax charge for the Gulf of Mexico oil spill was $43.8 billion. An additional charge of $332 million was taken in the quarter due mainly to additional business economic loss claims. This overall charge does not include any provision for business economic loss claims that are yet to be received, processed or paid (except where an eligibility notice has been issued and is not subject to appeal by BP within the claims facility).

At the end of the quarter the aggregate remaining cash balance in the Trust and qualified settlement funds was $4.3 billion.

Further information:

BP press office, London: bppress@bp.com, +44 20 496 4076

Notes:

1. Underlying replacement cost profit is adjusted for non-operating items and fair value accounting effects.
2.    The operational and financial information of the Rosneft segment for the first quarter of 2015 is based on preliminary operational and financial results of Rosneft for the three months ended 31 March 2015. Actual results may differ        from these amounts.

3. Underlying oil and gas production is adjusted for divestments and entitlement impacts in production-sharing agreements.

Cautionary statement:

This press release contains certain forecasts, projections and forward-looking statements - that is, statements related to future, not past events - with respect to the financial conditions, results of operations and businesses of BP and certain of the plans and objectives of BP with respect to these items. These statements generally, but not always, are identified by the use of words such as "will", "expected to", "is intended to", "projected" or similar expressions. In particular, among other statements, certain statements regarding prospects for and timing of future distributions to shareholders; expectations regarding the future price environment; plans to reset BP's level of capital spending and focus on simplification and efficiency; plans to divest $10 billion in assets before the end of 2015; the expected level of 2015 capital expenditure; plans to take advantage of the lower price environment and reduce capital expenditure and costs; plans and expectations regarding a total of about $1 billion in non-operating restructuring charges by the end of 2015; plans regarding major projects including the new PTA plant in China and expectations regarding the sale of the CATS business are all forward looking in nature. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will or may occur in the future and are outside the control of BP. Actual results may differ materially from those expressed in such statements, depending on a variety of factors, including: the specific factors identified in the discussions accompanying such forward-looking statements; the receipt of relevant third party and/or regulatory approvals; the timing and level of maintenance and/or turnaround activity; the timing and volume of refinery additions and outages; the timing of bringing new fields onstream; the timing, quantum and nature of certain divestments; future levels of industry product supply, demand and pricing, including supply growth in North America; OPEC quota restrictions; PSA effects; operational and safety problems; potential lapses in product quality; economic and financial market conditions generally or in various countries and regions; political stability and economic growth in relevant areas of the world; changes in laws and governmental regulations; regulatory or legal actions including the types of enforcement action pursued and the nature of remedies sought or imposed; the actions of prosecutors, regulatory authorities and courts; the impact on our reputation following the Gulf of Mexico oil spill; the timing and amount of future payments relating to the Gulf of Mexico oil spill; exchange rate fluctuations; development and use of new technology; recruitment and retention of a skilled workforce; the success or otherwise of partnering; the actions of competitors, trading partners, contractors, subcontractors, creditors, rating agencies and others; our access to future credit resources; business disruption and crisis management; the impact on our reputation of ethical misconduct and non-compliance with regulatory obligations; trading losses; major uninsured losses; decisions by Rosneft's management and board of directors; the actions of contractors; natural disasters and adverse weather conditions; changes in public expectations and other changes to business conditions; wars and acts of terrorism; cyber-attacks or sabotage; and other factors discussed elsewhere in this report and under "Risk factors" in BP Annual Report and Form 20-F 2014 as filed with the US Securities and Exchange Commission.

This press release also contains financial information that is not presented in accordance with generally accepted accounting principles (GAAP). A quantitative reconciliation of this information to the most directly comparable financial measure calculated and presented in accordance with GAAP can be found on our website at www.bp.com.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.
(Registrant)

Dated: 28 April, 2015

/s/ J. BERTELSEN
...............................
J. BERTELSEN
Deputy Company Secretary